

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 4, 2009

Mr. Malek A. Bohsali, Chief Financial Officer
Lucas Energy, Inc.
3000 Richmond Avenue, Suite 400
Houston, Texas 77098

        Re: **Lucas Energy, Inc.**
                   Form 10-K for Fiscal Year Ended March 31, 2008
                   Filed June 19, 2008
                   File No. 1-32508

Dear Mr. Bohsali:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Chris White
                                        Branch Chief